AAA Realty Income & Growth, Ltd.
                          8 Greenway Plaza, Suite 824
                              Houston, Texas 77046


September 9, 2003



VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

         RE: AAA Realty Income & Growth, Ltd.
             Registration Statement on Form S-11 (Registration No. 333-100273)

Ladies and Gentlemen:

     Pursuant  to Rule  477  under  the  Securities  Act of 1933,  as  amended,
application  is  hereby  made  by  AAA  Realty  Income  &  Growth,   Ltd.  (the
"Registrant") to withdraw the above-referenced filing which was filed with the Securities and Exchange Commission on October 2, 2002.

     The Registrant is withdrawing such Registration Statement because it no longer intends to offer or sell shares from such registration statement. No securities were sold in connection with the offering.

     If you have any questions regarding this application, please contact the Registrant's legal counsel, Kenneth L. Betts of Locke Liddell & Sapp LLP at
(214) 740-8743.

                                Sincerely,

                                AAA Realty Income & Growth, Ltd.

                                By: /s/ Charles C. Braun
                                    ______________________________________
                                    Name:  Charles C. Braun
                                    Title: Executive Vice President and
                                           Chief Financial Officer

cc:   Kenneth Betts